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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b*).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

John Hancock Life Insurance Company
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

P.O. Box 111
--------------------------------------------------------------------------------
                                    (Street)

Boston                                 MA                   02117
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Delta and Pine Land Company (NYSE "DLP")
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


04-1414660
________________________________________________________________________________
4.   Statement for Month/Year


3/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================








                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                       (Month/Day/Year)   (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                           3/6/00         S             43,000        D    $20.375                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/9/00         S             43,000        D    $19.1051                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/16/00        S             43,000        D    $20.1086                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/22/00        S             43,000        D    $19.6565   3,720,264      D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

                                                                          (Over)
                                                                 SEC 1474 (4/97)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Collar arrangement
(right/obligation                                                             Common
to sell)            (1)    3/6/00      J         1          3/7/05   3/7/05   Stock     100,000  (1)       1        D
------------------------------------------------------------------------------------------------------------------------------------
Collar arrangement
(right/obligation                                                             Common
to sell)            (2)    3/8/00      J         1          3/8/05   3/8/05   Stock     100,000  (2)       1        D
------------------------------------------------------------------------------------------------------------------------------------
Collar arrangement
(right/obligation                                                             Common
to sell)            (3)    3/16/00     J         1          3/16/05  3/16/05  Stock     100,000  (3)       1        D
------------------------------------------------------------------------------------------------------------------------------------
Collar arrangement
(right/obligation                                                             Common
to sell)            (4)    3/22/00     J         1          3/22/05  3/22/05  Stock     100,000  (4)       1        D
------------------------------------------------------------------------------------------------------------------------------------
Collar arrangement
(right/obligation                                                             Common
to sell)            (5)    3/27/00     J         1          3/28/05  3/28/05  Stock     100,000  (5)       1        D
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) On March 6, 2000, the Reporting Person entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, 3/7/05, the Reporting Person has the right to require the financial institution to purchase 100,000 shares of Delta and Pine Land Company common stock from the Reporting Person at a price of $16.344 per share or, alternatively, the financial institution has the right to require the Reporting Person to sell to it 100,000 shares of Delta and Pine Land Company common stock at a price of $19.976 per share. In connection with the execution of the collar arrangement, the financial institution paid a net fee of $475,792 to the Reporting Person.

(2) On March 8, 2000, the Reporting person entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, 3/8/05, the Reporting person has the right to require the financial institution to purchase 100,000 shares of Delta and Pine Land Company common stock from the Reporting Person at a price of $17.721 per share or, alternatively, the financial institution has the right to require the Reporting Person to sell to it 100,000 shares of Delta and Pine Land Company common stock at a price of $21.659 per share. In connection with the execution of the collar arrangement, the financial institution paid a net fee of $512,924.50 to the Reporting Person.

(3) On March 16, 2000, the Reporting Person entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, 3/16/00, the Reporting Person has the right to require the financial institution to purchase 100,000 shares of Delta and Pine Land Company common stock from the Reporting Person at a price of $17.568 per share or, alternatively, the financial institution has the right to require the Reporting Person to sell to it 100,000 shares of Delta and Pine Land Company common stock at a price of $21.472 per share. In connection with the execution of the collar arrangement, the financial institution paid a net fee of $508,496 to the Reporting Person.

(4) On March 22, 2000, the Reporting person entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, 3/22/05, the Reporting person has the right to require the financial institution to purchase 100,000 shares of Delta and Pine Land Company common stock from the Reporting Person at a price of $18.036 per share or, alternatively, the financial institution has the right to require the Reporting Person to sell to it 100,000 shares of Delta and Pine Land Company common stock at a price of $22.044 per share. In connection with the execution of the collar arrangement, the financial institution paid a net fee of $520,038 to the Reporting Person.

(5) On March 27, 2000, the Reporting person entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, 3/28/05, the Reporting person has the right to require the financial institution to purchase 100,000 shares of Delta and Pine Land Company common stock from the Reporting Person at a price of $17.019 per share or, alternatively, the financial institution has the right to require the Reporting Person to sell to it 100,000 shares of Delta and Pine Land Company common stock at a price of $20.801 per share. In connection with the execution of the collar arrangement, the financial institution paid a net fee of $478,423 to the Reporting Person.



John Hancock Life Insurance Company

By:/s/Francis X. Felcon                                     April 10, 2000
---------------------------------------------            -----------------------
   Francis X. Felcon                                            Date
   Second Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                 SEC 1474 (4/97)